SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)


Filed by the Registrant                     |_|
Filed by a Party other than the Registrant  X

Check the appropriate box:

X        Preliminary Proxy Statement
|_|      Confidential, for Use of the Commission Only
         (as permitted by Rule 14a-6(e)(2))
|_|      Definitive Proxy Statement
|_|      Definitive Additional Materials
|_|      Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                            Foxmoor Industries, Ltd.
                (Names of Registrant as Specified in Its Charter)


                          General Pacific Capital, Inc.
    (Names of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check appropriate box):

|_|    Fee computed on table below per Exchange Act rules 14a-6(i)(4) and 0-11.

         1)     Title of each class of securities to which transaction applies:

         2)     Aggregate number of securities to which transaction applies:

         3) Per unit price or other underlying value of transaction computes pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
         4)     Proposed maximum aggregate value of transaction:
         5)     Total fee paid:

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:
         2)       Form, Schedule or Registration Statement No.:
         3)       Filing Party:
         4)       Date Filed:

                                 PROXY STATEMENT
                                       OF
                          GENERAL PACIFIC CAPITAL INC.
                   TO SHAREHOLDERS OF FOXMOOR INDUSTRIES, LTD.


                 INFORMATION CONCERNING SOLICITATION AND VOTING

General

         This Proxy Statement is being furnished to holders of common stock ("Stockholders"), $.01 par value (the "Common Stock") of Foxmoor Industries, Ltd. ("Foxmoor" or the "Company") in connection with the solicitation of proxies by General Pacific Capital Inc., a Washington corporation ("Genpac") for use at the Annual Meeting of Shareholders to be held at 3:30 p.m., Denver time, on June 16, 1997, and any adjournments thereof (the "Annual Meeting"). Genpac is soliciting proxies in opposition to the Company's current Board of Directors and for election of Genpac's nominees to the Board of Directors at the Annual Meeting. This Proxy Statement is first being given or sent to Stockholders on or about May 6, 1997.

         At the Annual Meeting, holders of Company Common Stock will be asked to vote for: (i) the election of directors of the Company to serve until the next annual meeting; and (ii) such other business as may properly come before the Annual Meeting. There are presently three directors of the Company. Genpac intends to nominate and vote its proxies in favor of candidates to fill all three positions on the Board of Directors.

         Genpac urges you to sign, date and return the enclosed BLUE Proxy Card (the "Blue Proxy"). Unless otherwise indicated by you, the BLUE Proxy authorizes the persons named therein to vote, and such persons will vote, properly executed and duly returned proxies FOR the election of the Genpac nominees for director. Genpac is not presently aware of any other matters to be brought before the Annual Meeting. However, should other matters be brought before the Annual Meeting, the persons named in the proxies will vote in accordance with what they consider to be the best interests of the Stockholders and the Company.

         YOU MAY VOTE FOR ELECTION OF GENPAC'S NOMINEES BY SIGNING THE ENCLOSED BLUE PROXY, MARKING, DATING, AND RETURNING IT IN THE POSTAGE PAID ENVELOPE PROVIDED. IF YOU HAVE ALREADY SUBMITTED A PROXY TO THE BOARD OF DIRECTORS OF THE COMPANY, YOU MAY CHANGE YOUR VOTE BY SIGNING, MARKING, DATING AND RETURNING THE ENCLOSED BLUE PROXY, WHICH MUST BE DATED AFTER THE PROXY YOU SUBMITTED TO THE BOARD OF DIRECTORS.


Revocation of Proxy

          Any Stockholder giving a proxy has the power to revoke it at any time before it is voted. The proxy may be revoked by written notice to Genpac at Suite 205 - 15225 Thrift Avenue, White Rock, British Columbia, Canada V4B 2K9, by written notice to the Secretary of the Company at its principal offices, by delivery in person at the Annual Meeting to the inspector of elections prior to the commencement of the Annual Meeting, or by attendance and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not, in itself, constitute revocation of a previously granted proxy. The principal offices of the Company are located at 3801 E. Florida Avenue, Suite 105, Denver, Colorado, 80210.

Record Date

         Pursuant to an order of the Delaware Court of Chancery, April 21, 1997 has been established as the record date ("Record Date") for the Annual Meeting. Only Stockholders of record at the close of business on the Record Date are entitled to vote at the Annual Meeting. The Company has disclosed that as of the close of business on the Record Date, there were 1,918,150 shares of Common Stock outstanding, which represent all of the voting securities of the Company. Each share of Common Stock is entitled to one vote. Shareholders do not have cumulative voting rights in the elections of directors.

Voting and Quorum

           Pursuant to an order of the Delaware Court of Chancery, the shares of the Common Stock represented at the Annual Meeting, either in person or by proxy, and entitled to vote at the Annual Meeting shall constitute a quorum for purposes of acting on the election of directors. Abstentions and shares held by brokers that are present but not voted because brokers were prohibited from exercising discretionary authority will be counted as present for the purposes of determining if a quorum is present.

         There are presently three directors of the Company. Genpac intends to nominate and vote its proxies in favor of candidates to fill all three positions on the Board of Directors. Under applicable law and the Company's articles of incorporation and bylaws, the persons elected as directors of the Company will be the three persons receiving the largest number of votes cast at the Annual Meeting by shares present in person or by proxy. In the election of directors, abstentions and broker non-votes will have no effect as they will not have been cast in favor of any nominee.

Important

         Carefully review the Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. IF YOU ARE UNABLE TO ATTEND THE ANNUAL MEETING IN PERSON, YOUR PROXY IS THE ONLY MEANS AVAILABLE FOR YOU TO VOTE. No matter how may or how few shares you own, please vote FOR Genpac nominees for director by so indicating and by signing, marking, dating and mailing the enclosed BLUE Proxy promptly. If you own shares of the Company but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only it can execute a BLUE Proxy and vote your shares of Common Stock. The brokerage firm, bank or other institution holding the shares for you is required to forward proxy materials to you and solicit instructions with respect to the granting of proxies; it cannot vote your shares unless it receives your specific instructions.

         If you have any questions about giving your proxy or require assistance in voting your shares, please call Ray Welt, General Pacific Capital, Inc., at 604-538-2221.


                                               ELECTION OF DIRECTORS

     Genpac and its officer, directors and shareholders are the primary solicitor of this Proxy Statement. Related individuals and parties are described below under "Other Participants, Certain Agreements and Related Additional Information." The current directors of the Company are W. Ross C. Corace, H. James Nerlin, and Norvell Rose. Mr. Corace has been a director since 1981, Mr. Nerlin has been a Director since 1983 and Mr. Rose has been a director since 1989. According to the Bylaws of the Company, the Board of Directors serve until the next Annual Meeting of Shareholders. The current Board, however, has served intact since 1989, due largely to the fact that there has been no Annual Meeting since August 25, 1992.

     Genpac's nominees for director are Paul H. Eagland, John R. Lefebvre and Michael J. Smith. Biographical information of the nominees is set forth below.

Paul H. Eagland

         Mr. Eagland, 42, has served as the President of General Pacific Holdings, Inc., a Canadian company, since 1991. General Pacific Holdings invests in public securities of other Canadian and overseas companies involved in real estate, oil and gas operation, consumer building products, brewery, and dairy industries.

John R. Lefebvre, Jr.


     Mr. Lefebvre, 42, has performed investor relations services for the Company since February, 1990. Until his services were terminated in April 1997, Mr.
Lefebvre received compensation of $1,000 per month from the Company. Mr. Lefebvre has also owned Shareholder Relations, a financial public relations firm that has represented over thirty public companies, from August 1988 to the present. From March 1986 to August 1988, he served as Vice President of Finance for American Pain and Stress, Inc., a publicly-held company specializing in physical therapy. From June 1981 until March 1986 he served as an Account Executive with Thomson McKinnon Securities. Mr. Lefebvre also was an Account Executive with Merrill Lynch between October 1978 until March 1986. Mr. Lefebvre's business address is 4315 E. 115th Avenue, Thornton, Colorado 80233.


Michael J. Smith

     Mr. Smith, 49, has been a Director and Officer of MFC Bancorp Ltd. (formerly Arbatax International Inc.) from 1986 to the present. From 1986 to 1996, he served as a Director and Officer of Mercer International Inc. Mr. Smith was also a co-founder of the Prentiss Howard Group in 1980, and served as a Director and Officer until 1985. Currently, Mr. Smith serves as a Director and Officer of Logan International Corp., Drummond Financial Corporation, and Beta Well Service, Inc.


     Each of the nominees has consented to serve as a director, and, if elected, intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. By executing a BLUE Proxy, each Stockholder will revoke any prior proxy and will not be voting his or her shares for the nominees of the Company's management.

Genpac's Opposition to the Current Board

         The Company, and by association, the current directors, have performed poorly in the decade of the 1990's and have not even attempted to explain the disappointing performance to Stockholders. The Company has not held an Annual Meeting since August 25, 1992. The Company's Stockholders have been denied the opportunity to voice their opinions on the directions of the Company and denied access to information typically contained in the Annual Report.

         There may be legitimate reasons for denying Stockholder opinion and access. This much, however, is clear: Since the quarter ended September 30, 1991, the Company's shares have traded between $.75/share and $3.38/share. On March 3, 1997, the Company's shares were trading at

$.75/share. In one of the greatest "Bull" markets of the 20th century, Common Stock of the Company has performed poorly and the financial situation of the Company is not improving. Since 1991, the NASDAQ Stock Market Index has risen 214% and the Russell 3000 Index has risen 212% (See Appendix A, Stock Performance). Genpac believes that most, if not all, of the Company's poor performance must be attributed to current management.

         On or about October 16, 1996, Mr. Paul Eagland, a principal shareholder, director and officer of Genpac, contacted Mr. Ross Corace, the President, Treasurer and a director of the Company to express interest in the Company's performance. Mr. Eagland offered to provide financial support for the Company through a purchase of common shares and offered other services, including board representation. On November 18, 1996, Mr. Corace met with Mr. Eagland and Mr. Michael J. Smith, a director of Genpac and the CEO of MFC
Bancorp Ltd., concerning a purchase of treasury shares of the Company. Mr. Corace requested that a written proposal be made to the Company outlining the details of any offer. On December 2, 1996, Genpac offered to purchase 750,000 shares of the Company's Common Stock at a price of $.75 per share.

         The terms of the offer were based on the financial condition of the Company, its recent operational history and the market price of the Common Stock at the time of the offer. This transaction would have raised $562,500 for the Company at a time when the Company's revenues and net income were falling sharply. On February 14, 1996, Mr. Corace declined Genpac's offer, but instead offered to allow Genpac to purchase 200,000 shares of the Company from its treasury at a price of $1.00 per share.

         On March 11, 1997, Genpac filed suit in Chancery Court in Delaware seeking an order under Section 211(c) of the Delaware General Corporation Law to compel the Company to hold an Annual Meeting. As a result of a settlement of that suit on March 20, 1997, the Chancery Court set the date of the Annual Meeting for June 16, 1997, without adjournment or postponement. The Chancery Court retained jurisdiction of the action pending the holding and completion of the Annual Meeting.


Questionable Transactions of Current Management

         As stated earlier, Genpac's initial offer was premised on the poor performance of the Company's stock and the Company's deteriorating financial position. The initial offer, however, was also a response to mismanagement by current officers and directors. Consider the following transactions included in the Form 10-KSB for the year ended June 30, 1996:

     The single largest customer of the Company is First Quality Distribution, Inc. ("First Quality"). As of June 30, 1996, First Quality owed the Company $1,166,000, a sum equivalent to 30 percent of the Company's net assets ($3,035,910) at that time. First Quality has owed this amount, or amounts of similar magnitude, for some time and recovery of any part of this debt is uncertain. Current management has been unable to adequately collect on this debt, and has not adjusted its balance sheets to reflect the uncertain collection of the debt. Hence, the Company's current financial position, already precarious, may actually be overstated.

     In July 1996, the Company made an unsecured loan of $1,035,000 to a company "consultant" - - Genpac questions the use of such a large amount of the Company's liquid capital where the identity of the consultant and his or her relationship to the Company has not been disclosed to Stockholders. Moreover, no discussion of the terms and conditions of repayment has been published.

     The Company repurchased 25,000 Common Shares from an "Officer" of the Company in the fiscal year ended June 30, 1995 at a cost of $115,000 or $4.60 per share. The repurchase allowed the Officer to repay a loan to the Company. The Officer, however, was not named nor was any reason given as to why the Officer was allowed to sell Common Shares back to the Company at a price of $4.60 per Share when the highest bid price for the Shares in the open market during the period of July 1, 1994 to June 30, 1995 was only $2.75 per share.

     During the fiscal year ended June 30, 1995, the Company wrote off $472,540 in Assignments Receivable and Advances to Contractors, an amount equal to 17.6% of the Company's net assets at that time. These debtors were not named. Similarly, the Company listed $190,000 of Assignments Receivable under an allowance for Doubtful Accounts. The total sum lost and potentially lost under Assignments Receivables was $662,540.

Financial Performance

     The questionable practices of Company management are magnified by the Company's financial performance. The Company is clearly not moving in the right direction. Consider the following negative facts and trends included in the Company's Form 10-KSB for the 1996 fiscal year and the Form 10Q-SB for the six months ended December 31, 1996:

     The Company was delisted from NASDAQ in the first quarter of the fiscal year ended June 30, 1991 as a result of its stock price falling below 1/32. At that point the company did not have the necessary assets to meet the initial inclusion requirement of NASDAQ. The stock was not relisted until the Company enacted a One for Twenty Reverse Stock Split. Since the stock was relisted in the third quarter of the fiscal year ended June 30, 1991, the stock has hovered between $1.50 and $3.00 per share. As of March 3, 1997, the stock is trading at $.75 per share. The Company's lagging stock price comes at a time when all major stock indices have reached all time highs.

     Assignment Revenues attributable to the Company's Planned Interim Funding Program decreased to $369,016 for fiscal 1996 compared to $742,490 for the previous fiscal year. Moreover, as stated in the Company's Annual 10KSB report, "The Company experienced a substantial loss in total revenue, decreasing from $786,843 for [the year ending] June 30, 1995 to $463,928 [for the year ending] June 30, 1996, a decrease of $322,915 or 41%."

     Net earnings have fallen from $323,099  (1994) to $70,558 (1995) to $16,594
(1996). Similarly,  earnings per share fell from $.18/share (1994) to $.03/share
(1995) to $.01/share (1996).

     For the six months ended December 31, 1996, gross revenues fell to $177,000 from $249,000 for the same period in the prior year. Management provided no explanation for this decrease. In fact, management stated in the Form 10Q-SB that "...gross revenues increased compared to last year..." Genpac believes that management of a publicly traded company should be more concerned with the accuracy of its public disclosure than the Company's current management appears to be.

The Genpac Nominees Course of Action

     The current members of the Board of Directors have no incentive to improve the performance of the Company -- Mr. H. James Nerlin and Mr. Norvell Rose, who act as directors of Foxmoor alongside Mr. Corace, only own 6,000 Common Shares and 3,000 Common Shares of the Company, respectively. Not only has the Company been underperforming the stock market as a whole, the current directors do not have the proper incentive to reverse the negative trends documented above. Genpac does not believe that stock options are the proper motivation for managers in that stock option plans provide no risk to the holder. Instead, Genpac believes that managers and directors should be owners of stock so that they enjoy gains or suffer losses as do the outside shareholders and therefore have the same interests as those shareholders in the long-term performance of the company.

     Genpac's nominees, if elected to office, intend to accept Genpac's offer to purchase 750,000 shares of Common Stock at $1.00 per share. This transaction would give the Company a much needed infusion of cash at a time when all relevant financial indicators of the Company are headed in the wrong direction. The transaction would also give Genpac a 30 percent ownership position in the Company and provide the new directors with adequate incentive to improve Company performance.

     At the date hereof, Genpac beneficially owns 53,700 shares of the Company's Common Stock. Genpac purchased 1,000 shares on February 20, 1997 for a price of $1.125, 2,000 shares on February 26, 1997 and 5,000 shares on March 5, 1997 at $0.75 per share, 5,000 shares on March 17, 3,000 shares on March 18, 1,000 shares on March 19, 4,700 shares on March 26, 4,300 shares on April 1, 8,500 shares on April 3, 2,500 shares on April 4, 8,500 shares on April 14, 3,000 shares on April 20 and 13,700 shares on April 23, all at a price of $1.00 per share These purchases represent the only transactions in the securities of the Company by Genpac, MFC Bancorp Ltd., or Genpac's nominees. None of Genpac's nominees individually own any shares of the Common Stock, other than John Lefebvre who owns 18,0085 shares which were purchased between March 1991 and August 1993 at an average cost of $1.14 per share.

     Genpac's nominees, if elected, also intend to explore alternatives to enhance shareholder value, including but not limited to (i) increasing the Company's revenues, earnings and assets through strategic acquisitions and partnerships; (ii) adopting a stock repurchase program; and (iii) aggressively working to collect existing receivables of the Company. No assurance can be given that Genpac's nominees, if elected will prove successful or that Genpac will purchase additional shares.

     Genpac believes that the sector in which Foxmoor operates, that is the financial services industry, providing work in progress funding (short-term construction loans) for the home-remodeling industry, is an excellent business. We believe there are considerable opportunities for growth in this industry.

     Foxmoor is limited in that it does not employ an executive team with national experience in the sector and its financial resources are insufficient for corporate development. If Genpac's nominees are elected directors of the Company, they intend to hire managers with solid track records in the financial services industry and provide them with appropriate compensation including salaries normal in the industry as well as performance bonuses related to the increase in company profitability as opposed to the stock price. We believe that managers should be focused on revenue and profit growth and not on an increasing share price, an increase which may have nothing to do with the managers' abilities but rather with overheated stock markets.

     Stock options will only be considered in the event that the Company has the chance to hire personnel of extraordinary ability and history. Even then, the Genpac nominees will be highly reluctant to issue options unless and until those personnel have proven their worth to Foxmoor's owners.

     Genpac also intends to seek more substantive financial capability for Foxmoor by way of lines of credit, additional equity over time, stronger supplier financing and other means that will provide increases in earnings per share. We have no desire to burden Foxmoor with debt but we will consider the issuance of debt instruments in the event that we can secure long-term financing at attractive rates from lenders with knowledge of the industry, its upturns and downturns.

     Genpac nominees and their employees have strong records in acquisitions and divestitures. We believe that there are similar companies to Foxmoor which may need financial support and, in some cases, owners seeking liquidity for privately held companies. Acquisitions can provide an entry into geographic or demographic areas which are unavailable for the Company due to lack of management strength or barriers to entry as a result of mature markets without room for new competition.

     The strategy we wish to follow is to increase the long-term value of Foxmoor. The implementation of this strategy places considerable importance on the current financial and operational status of Foxmoor. While it is possible to review publicly disclosed information about the Company, Genpac's nominees can not be certain of current events at the Company. For instance, Foxmoor's news release on April 1, 1997 stating that its Tacoma warehouse has discontinued sales of metal siding due to "slow demand" causes some concern. In private discussions with Mr. Corace in December, 1996, Mr. Corace stated that this warehouse was producing pre-tax income of 32% on sales of approximately $930,000 per year. Genpac's nominees are concerned at the rapid degradation of this market and are therefore also concerned about all operations at the Company. The Company can not experience growth in its sector unless it provides a strong base. If its markets are slowing or the sector is proving difficult, it make take some time to rectify the situation with the help of new and experienced managers. In concert with Genpac's nominees to the board of directors, it may be decided that the Company can not grow in its current environment and may seek to change direction.

     As stated previously, Genpac believes that the short-term funding of house remodeling is a good business. However, an internal review of the Company's affairs may prove that belief to be incorrect and Genpac nominees may find it necessary to change the Company's mandate. If so, Genpac commits to advising the owners of the Company in a timely and straightforward manner of its decision.

Expenses of Solicitation

     Proxies may be solicited by members of Genpac and by its nominees by mail, telephone, telegraph, and personal solicitation. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation materials to the beneficial owners of the Common Stock that such institutions hold of record. Genpac will reimburse such institutions for their reasonable out of pocket expenses.

     The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by Genpac.

     Genpac estimates that its total expenditures relating to the solicitation of proxies will be approximately $75,000. Total cash expenditures to date relating to this solicitation have been approximately $25,000. In addition to the use of the mails, officers and regular employees of Genpac may also, without being additionally compensated, solicit proxies by mail, telephone, telegram, facsimile or personal contact. Genpac will not seek reimbursement of its expenses from the Company.

Other Participants, Certain Agreements and Related Additional Information

     Genpac is a corporation formed by Mr. Paul Eagland and MFC Bancorp Ltd. to own shares of the Company. It is presently not engaged in any active business activities. Mr. Eagland and MFC Bancorp Ltd. each own 50% of the shares of Genpac. Mr. Eagland is President of Genpac. The directors of Genpac are Mr. Paul Eagland and Mr. Michael J. Smith. The business address of Genpac is Suite 205 - 15225 Thrift Avenue, White Rock, British Columbia, Canada V4B 2K9.

     MFC Bancorp Ltd. (formerly Arbatax International Inc.) is a company headquartered in Geneva, Switzerland, that operates in the financial service industry and, in particular, in private and merchant banking operations internationally. The business address of MFC Bancorp Ltd. is 13 Route de Florissant, 7th Floor, CH1211 Geneva 12 Switzerland. MFC Bancorp Ltd.'s shares are registered under Section 12(g) of the Securities Exchange Act of 1934. Michael J. Smith is President of MFC Bancorp and Chairman of the Board of Directors.

     Genpac has retained Georgeson & Company Inc. ("Georgeson") to assist it in connection with communications with Foxmoor stockholders and other services with respect to the solicitation of proxies for the Annual Meeting. Georgeson will receive $_______ for its services and reimbursement of out-of-pocket expenses in connection therewith. Genpac has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with its engagement.

Appendix A -- Stock Performance

         The following graph compares the cumulative total shareholder return (stock price appreciation plus reinvested dividends) on the Common Stock against the cumulative total return of the NASDAQ Total U.S. Index and the Russell 3000 Index for the five years ending December 31, 1996. The graph assumes that $100 was invested on January 1, 1992 and in each of the Common Stock, the NASDAQ Total U.S. Index and the Russell 3000 Index, and that all dividends were reinvested.

                                       COMPARISON OF CUMULATIVE TOTAL RETURN
                                      OF COMPANY, PEER GROUP AND BROAD MARKET

                                                                        FISCAL YEAR ENDING

COMPANY                              1991        1992            1993            1994            1995           1996

Foxmoor Industries Ltd.              100         158.97          174.35          241.02          189.74         169.22

Russell 3000 Index                   100         114.72          133.12          134.44          167.93         211.61

Nasdaq Market Index                  100         107.75          132.27          145.04          170.11         214.14


The Peer Group Chosen Was:  Russell 3000 Index

The Broad Market Index Chosen Was: Nasdaq Market Index

Source:  Media General Financial Services
                  P.O. Box Richmond, VA  23293
                  Phone: 1-800-446-7922
                  Fax:  1-804-649-6097

                                        9

           PROXY FOR THE JUNE 16, 1997 ANNUAL MEETING OF SHAREHOLDERS
               OF FOXMOOR INDUSTRIES LTD.FOXMOOR INDUSTRIES, LTD.

            This Proxy is solicited by General Pacific Capital, Inc.

         The undersigned shareholder(s) of Foxmoor Industries, Ltd. (the "Company") hereby appoints Paul H. Eagland and Michael J. Smith, and each of them, as proxies, each with the power of substitution to represent and to vote, as designated below, all the shares of Common Stock of the Company held of record by the undersigned on April 21, 1997 at the Annual Meeting of Shareholders to be held on June 16, 1997, and at any and all adjournments thereof.


1.       ELECTION OF DIRECTORS

                  Nominees:

         Paul H. Eagland       Michael J. Smith         John R. Lefebvre

         |_|      FOR all nominees listed above

         |_|      WITHHOLD AUTHORITY to vote for all nominees listed below

         Shares represented by properly executed proxies will be voted in accordance with instructions appearing on the proxy and in the discretion of the proxy holders as to any other matter that may properly come before the Annual Meeting of Shareholders. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, PROXIES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED IN ITEM 1, AND IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OF SHAREHOLDERS:


                          Dated:  _____________________________________, 1997




                            __________________________________________________
                                              Signature(s)


                            __________________________________________________




     Please sign as name(s) appears on this proxy and date this proxy. If a joint account, each joint owner must sign. If signing for a corporation or partnership or as agent, attorney or fiduciary, indicate the capacity in which you are signing.